May 8, 2006

Via Facsimile at (925) 631-9119 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

	Re:	Carolina Investment Partners, Limited Partnership
Schedule TO-T filed May 1, 2006
Filed by MPF-NY 2005, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MP Value Fund 7, LLC; MP Income Fund 16, LLC; MPF Dewaay Premier Fund 3, LLC; MPF Blue Ridge I, LLC; MPF Blue Ridge II,
LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Dewaay Fund 3, LLC; MPF Dewaay Premier Fund 2, LLC; MPF Flagship Fund 10, LLC and MacKenzie Patterson Fuller, L.P.
SEC File No. 5-80878

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Offer to Purchase for Cash

	Section 7.  Effects of the Offer, page 16
1. You indicate here that the limitation on resales will not affect the tender of units under this Offer because you "will pay for the Units upon confirmation that the general partner will recognize the change of address for distributions and correspondence on the Units..." and you will "then wait to transfer the Units tendered until the Partnership can effect the transfer of record title in accordance with the Partnership Agreement." Considering you are offering to purchase all of the securities of Carolina, it would appear that it is possible that this provision will be triggered. We note your indication that you plan to pay promptly upon confirmation of the change of address, however, it is not clear to us how the recognition by the general partner of ownership and change of address does not, in and of itself, trigger the transfer restrictions of the
Partnership Agreement. Disclose the tax implications, if any, associated with this mechanism considering holders will be in receipt of consideration from you, however, will continue to be record holders of the units. Further, please also disclose any other implications to the holders of units who may continue to serve as the record holder of the units in these instances where a record transfer cannot take place promptly following the expiration of the offer and explain that this record transfer may be delayed for an indefinite period of time.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


MacKenzie Patterson Fuller, Inc.
May 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE